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                            June 6, 2022

       Kevin Hubbard
       Interim Chief Financial Officer
       Shoals Technologies Group, Inc.
       1400 Shoals Way
       Portland, Tennessee 37148

                                                        Re: Shoals Technologies
Group, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed March 11,
2022
                                                            File No. 001-39942

       Dear Mr. Hubbard:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures
       Adjusted EBITDA, Adjusted Net Income and Adjusted Diluted Earnings per Share (EPS), page
       50

   1. We note that your reconciliation on page 52 for Adjusted Net Income is inconsistent with your definition of
Adjusted Net Income on page 50. In this regard, we note your reconciliation begins
with Net Income attributable to Shoals Technologies Group,
                                                        Inc. Please revise your
non-GAAP disclosure and presentation to fix the discrepancy.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kevin Hubbard
Shoals Technologies Group, Inc.
June 6, 2022
Page 2

       You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 with any questions.



FirstName LastNameKevin Hubbard                         Sincerely,
Comapany NameShoals Technologies Group, Inc.
                                                        Division of Corporation
Finance
June 6, 2022 Page 2                                     Office of Manufacturing
FirstName LastName